  As filed with the Securities and Exchange Commission on December 5, 2005.

                                                    REGISTRATION NO. 333-129852

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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             -----------------------
                               AMENDMENT NO. 1 TO

                                    FORM F-80

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                             -----------------------

                        INDUSTRIAL ALLIANCE INSURANCE AND
                             FINANCIAL SERVICES INC.

             (Exact name of Registrant as specified in its charter)

         QUEBEC, CANADA                           6311, 6321                    NOT APPLICABLE
 (Province or other jurisdiction         (Primary Standard Industrial          (I.R.S. Employer
of incorporation or organization)               Classification              Identification Number
                                         Code Number (if applicable))          (if applicable))

        1080 SAINT-LOUIS ROAD, SILLERY, P.O. BOX 1907, STATION TERMINUS,
                      QUEBEC CITY, QUEBEC, CANADA G1K 7M3
                                (418) 684-5423
   (Address and telephone number of Registrant's principal executive offices)

                              CT CORPORATION SYSTEM
                111 EIGHTH AVENUE, 13TH FLOOR, NEW YORK, NY 10011
                                 (212) 590-9331
            (Name, address (including zip code) and telephone number
        (including area code) of agent for service in the United States)

                             -----------------------

                                   COPIES TO:

       Christopher J. Cummings                       Norman F. Findlay
       Shearman & Sterling LLP                 Cassels Brock & Blackwell LLP
         Commerce Court West                        2100 Scotia Plaza,
      199 Bay Street, Suite 4405              40 King Street West, Suite 2300
   Toronto, Ontario, Canada M5L 1E8          Toronto, Ontario, Canada M5H 3C2
       Telephone (416) 360-8484                  Telephone (416) 869-5300

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective.

     This Registration Statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. / /

                             -----------------------

                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------
     Title of each class                          Proposed maximum          Proposed maximum         Amount of
     of securities to be       Amount to be     offering price per        aggregate offering       registration
         registered            registered(1)    common share (2)(3)            price(2)             fee(2)(4)
----------------------------------------------------------------------------------------------------------------
Common Shares                    1,000,000          U.S.$22.39              U.S.$22,390,000       U.S.$2,395.73
----------------------------------------------------------------------------------------------------------------

(1) Calculated on the basis of 1,886,792 of common shares of Clarington Corporation ("Clarington Shares"), being an estimate of the maximum number of Clarington Shares to be received by the Registrant from United States holders in the offer, multiplied by 0.53 (the "exchange ratio"), being an estimate of the exchange ratio pursuant to the offer, for each Clarington Share. If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this Registration Statement.

(2) Calculated pursuant to General Instruction IV.G. of Form F-80 based on Cdn.$14.19, being the average of the high and low prices reported on the Toronto Stock Exchange for Clarington Shares on November 14, 2005, divided by the exchange ratio of 0.53.

(3) Estimated solely for purposes of calculating the registration fee, and expressed in U.S. dollars based on the noon buying rate in New York City for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York on November 14, 2005 of U.S. $1.00 equals Cdn.$1.1960.

(4) Computed in accordance with General Instruction IV.G. of Form F-80 to be U.S.$2,395.73, which is equal to U.S.$0.000107 multiplied by the proposed maximum aggregate offering price. $2,813.02 was previously paid with the filing of the Registration Statement on November 21, 2005.


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

                                     PART I

         INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.     Home Jurisdiction Documents

            Offer and Circular dated November 18, 2005
            Notice of Variation dated December 5, 2005

Item 2.     Informational Legends

            See the cover page of the Offer and Circular.

Item 3.     Incorporation of Certain Information by Reference

            Not applicable.

Item 4.     List of Documents Filed with the Commission

            See "Documents Filed as Part of the U.S. Registration Statement" in the Offer and Circular and the Notice of Variation.

                                     PART II

       INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

     Under An Act Respecting Insurance (Quebec), the Registrant shall assume the defense of a director or officer prosecuted by a third party for an act done in the exercise of his duties and shall pay damages, if any, resulting from that act, unless the director or officer has committed a grievous offence or a personal offence separable from the exercise of his duties. However, in penal or criminal proceeding, the Registrant shall assume only the payment of the expenses of the director or officer if he had reasonable grounds to believe that his conduct was in conformity with the law, or the payment of the expenses of the director or officer if he has been freed or acquitted. The Registrant shall assume the expenses of the director or officer, if, having prosecuted him for an act done in the exercise of his duties, it loses its case and the court so decides. If the Registrant wins its case only in part, the court may determine the amount of the expenses it shall assume.

     The Registrant has underwritten liability insurance for the directors and officers. This insurance provides a guaranteed overall limit of Cdn.$25 million per year, subject to a Cdn.$50,000 deductible per claim for the Registrant. This policy also provides direct coverage with no deductible for each director and manager if he is not compensated by the Registrant.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                    EXHIBITS

EXHIBIT
NUMBER     DESCRIPTION
--------   -----------
1.1*       Offer and Circular

1.2*       Letter of Transmittal

1.3*       Notice of Guaranteed Delivery

1.4**      Notice of Variation

2.1*       Support Agreement dated November 6, 2005 between Industrial Alliance
           Insurance and Financial Services Inc. and Clarington Corporation

3.1*       Annual Information Form dated March 28, 2005 for the year ended
           December 31, 2004

3.2* Restated interim unaudited consolidated comparative financial statements as at and for the three and nine-month periods ended
           September 30, 2005 and 2004

3.3* Restated management's discussion and analysis of financial condition and results of operations for the three and nine-month periods ended
           September 30, 2005

3.4* Audited comparative consolidated financial statements as at and for the year ended December 31, 2004 and the auditor's report thereon and the report of the appointed actuary

3.5* Management's discussion and analysis of results of operations and financial position for the year ended December 31, 2004

3.6* Proxy circular and statement dated March 14, 2005 in connection with the annual and special meeting of shareholders held on May 4, 2005
           (excluding the sections entitled "Report by the Human Resources and Corporate Governance Committee on Executive Compensation",
           "Performance Graph" and "Statement of Corporate Governance
           Practices")

4.1*       Consent of Samson Belair / Deloitte & Touche S.E.N.C.R.L.

4.2*       Consent of Cassels Brock & Blackwell LLP

4.3*       Consent of Actuaries

5.1* Power of Attorney (included on the signature page of the Registration Statement)

 * Previously filed.
** Filed herewith.

                                    PART III

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

ITEM 1.  UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

     The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this Form F-80.

ITEM 2.  CONSENT TO SERVICE OF PROCESS

     Concurrently with the filing of the Registration Statement on Form F-80, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.


                                      III-1

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Quebec City, Province of Quebec, Canada, on December 5, 2005.

                                       INDUSTRIAL ALLIANCE INSURANCE AND
                                       FINANCIAL SERVICES INC.

                                       By: /s/ YVON CHAREST
                                           ---------------------------------
                                           Name: Yvon Charest
                                           Title: President, Chief Executive
                                                  Officer and Director

                                       By: /s/ DENIS RICARD
                                           ---------------------------------
                                           Name: Denis Ricard
                                           Title: Senior Vice President and
                                                  Chief Actuary
                                                  Acting Chief
                                                  Financial Officer


                                      III-2

         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on December 5, 2005.

       SIGNATURE                          TITLE
       ---------                          -----
             *                  President, Chief Executive Officer and Director
-----------------------------   (principal executive officer)
       Yvon Charest

             *                  Senior Vice President and Chief Actuary
----------------------------    Acting Chief Financial Officer
       Denis Ricard             (principal financial and accounting officer)

                                Director
----------------------------
      Gilles Laroche

                                Director
----------------------------
      Mary C. Ritchie

                                Director
----------------------------
      Pierre Brodeur

             *                  Director
----------------------------
        Anne Dutil

             *                  Director
----------------------------
      Michel Gervais

             *                  Director
----------------------------
      Lise Lachapelle

             *                  Director
----------------------------
      Robert Lacroix

             *                  Director
----------------------------
     John LeBoutillier

             *                  Director
----------------------------
    Francis P. McGuire


                                 III-3

       SIGNATURE                          TITLE
       ---------                          -----
                                Director
----------------------------
     Jim Pantelidis

             *                  Director
----------------------------
    David R. Peterson

                                Director
----------------------------
       Guy Savard


*By:      /s/ YVON CHAREST
     ----------------------------
            Yvon Charest
          Attorney-in-fact


                                 III-4

     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has signed this Amendment No. 1 to the Registration Statement, solely in his capacity as the duly authorized representative of Industrial Alliance Insurance and Financial Services Inc. in the United States, in the City of Newark, State of Delaware, on December 5, 2005.

                                       PUGLISI & ASSOCIATES
                                       (authorized U.S. Representative)

                                       By: /s/ DONALD J. PUGLISI
                                           ------------------------
                                           Name: Donald J. Puglisi
                                           Title: Managing Director


                                 III-5

                                    EXHIBITS

EXHIBIT
NUMBER     DESCRIPTION
--------   -----------
1.1*       Offer and Circular

1.2*       Letter of Transmittal

1.3*       Notice of Guaranteed Delivery

1.4**      Notice of Variation

2.1*       Support Agreement dated November 6, 2005 between Industrial Alliance
           Insurance and Financial Services Inc. and Clarington Corporation

3.1*       Annual Information Form dated March 28, 2005 for the year ended
           December 31, 2004

3.2* Restated interim unaudited consolidated comparative financial statements as at and for the three and nine-month periods ended
           September 30, 2005 and 2004

3.3* Restated management's discussion and analysis of financial condition and results of operations for the three and nine-month periods ended
           September 30, 2005

3.4* Audited comparative consolidated financial statements as at and for the year ended December 31, 2004 and the auditor's report thereon and the report of the appointed actuary

3.5* Management's discussion and analysis of results of operations and financial position for the year ended December 31, 2004

3.6* Proxy circular and statement dated March 14, 2005 in connection with the annual and special meeting of shareholders held on May 4, 2005
           (excluding the sections entitled "Report by the Human Resources and Corporate Governance Committee on Executive Compensation",
           "Performance Graph" and "Statement of Corporate Governance
           Practices")

4.1*       Consent of Samson Belair / Deloitte & Touche S.E.N.C.R.L.

4.2*       Consent of Cassels Brock & Blackwell LLP

4.3*       Consent of Actuaries

5.1* Power of Attorney (included on the signature page of the Registration Statement)

 * Previously filed.
** Filed herewith.